Wizard World, Inc.

1350 Avenue of the Americas, 2nd Floor

New York, NY 10019

March 13, 2012

Ms. Erin Wilson

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wizard World, Inc.

Form 8-K/A

Filed February 1, 2012

File No. 000-33383

Dear Ms. Wilson:

This will confirm your conversation with company counsel on March 12, 2012, that Wizard World, Inc. (the “Company”) was not able to respond to the U.S. Securities and Exchange Commission’s (the “Commission”) comment letter, dated February 21, 2012 (the “Letter”), regarding the Company’s Form 8-K/A by the tenth business day after the date of the Letter because the Company is in the process of preparing financial statements for certain periods as requested by the Commission. Therefore, the Company respectfully requests that the deadline for the Company’s response be extended to Tuesday, March 20, 2012.

Please contact me on (646) 801-5572 should you have any question. Thank you for your attention.

Sincerely,

/s/ Michael Mathews

Michael Mathews

Executive Chairman